FORM C DISCLOSURES - QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: MobileSpike, Inc, a Delaware corporation

ELIGIBILITY

2.   ☒   Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format)
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years   immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

If Yes, Explain:

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: [**SEE ATTACHED**]   Dates of Board Service: _____
  Principal Occupation: _____
  Employer:_____ Dates of Service: _____
  Employer's principal business: _____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: [**SEE ATTACHED**]   Dates of Service: _____
    Position:_____ Dates of Service: _____
    Position:_____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: [**SEE ATTACHED**]_____
    Employer's principal business: _____
    Title:_____ Dates of Service: _____
    Responsibilities: _____

    Employer:_____
    Employer's principal business: _____
    Title:_____ Dates of Service: _____
    Responsibilities: _____

    Employer:_____
    Employer's principal business: _____
    Title:_____ Dates of Service: _____
    Responsibilities: _____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: [**SEE ATTACHED**]_____
  Title:_____ Dates of Service: _____
  Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

    Position: [**SEE ATTACHED**]   Dates of Service: _____
    Responsibilities: _____

    Position:_____ Dates of Service: _____
    Responsibilities: _____

2

Position: _____ Dates of Service: _____
Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: **[SEE ATTACHED]** _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michael P. Moormeier	2,700,000 Common	31.01%
Todd O'Halloran	2,700,000 Common	31.01%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BUSINESS

It is the business of the issuer to sell a patented product, the "MobileSpike", to police agencies in the United States and Canada. "MobileSpike" is a mobile, retractile, vehicle disablement device used by police to quickly and safely end high-speed pursuits. Further, its business is to provide training to said agencies on the effective use of "MobileSpike." And finally, after receiving completed MobileSpike systems from independent manufacturers, "MobileSpike Inc." quality controls received inventory and ships to customers.

On July 26, 2007, MobileSpike Technologies, Inc. (formerly named “Pursuit Management”) was incorporated and organized as a Nevada corporation by its founders Michael Moormeier and Todd O’Halloran for the purpose of developing and testing a patented product known as “MobileSpike”. On May 7, 2016, the shareholders of MobileSpike Technologies, Inc. (the Nevada corporation) approved a Plan and Agreement of Merger pursuant to which MobileSpike Technologies, Inc. was merger into Mobile Spike, Inc., a Delaware corporation on a share for share basis with the Delaware corporation as the surviving entity. MobileSpike, Inc., the Delaware surviving corporation following the merger, is the issuer of the securities offered hereby and is referred to herein as the “company” or “MobileSpike.” From the inception of the MobileSpike product, law enforcement personnel were consulted on the merits of a new system for assisting law enforcement in effectively controlling and ending police pursuit encounters with fleeing suspects and others seeking to elude law enforcement personnel. The system is now known as “MobileSpike.” Feedback from law enforcement was positive, convincing the engineers and executives at MobileSpike to move forward with further development.

In 2009, MobileSpike Technologies, Inc. began what would become a four-year field test of this system. MobileSpike systems were installed on law enforcement vehicles in Alaska, Washington, Arizona, Michigan, Georgia, and Florida. These efforts provided data on the effectiveness of the system in a variety of operational environments, but also provided data on the reliability of the system in varying temperatures and external environments over a lengthy period. In this time, MobileSpike installed 36 units on in-service law enforcement vehicles and trained applicable staff to competency. Every law enforcement agency involved in the original field trials subsequently became customers. The re-order percentage is approximately ninety for the product. There are anecdotal reports of increased law enforcement personnel and public safety.

Based upon results from the original field tests, MobileSpike is now moving forward with a second round of equity/debt financing. This financing is intended to provide for production of inventory with which to fill current orders, business operations, marketing, advertising, and advanced customer training.

MobileSpike Product

MobileSpike is a product developed in collaboration with law enforcement, which is used to quickly and safely end dangerous high-speed police pursuits. Unlike present technology, MobileSpike is a mobile, vehicle-mounted device that is effective at speeds from 15-100+ miles per hour and operates with the simple push of a button. MobileSpike is a mobile, retractile, vehicle disablement system. MobileSpike assists law enforcement personnel in the rapid and safe termination of police pursuits. By utilizing pre-existing technology and using pre-existing training, MobileSpike is highly effective and provides for a product that is safer and faster than our competition.

At the current time, MobileSpike systems retail, in quantities of less than 10, for the amount of $2,999. MobileSpike systems in quantities greater than 10, retail in the amount of $2,499. Consumables pricing information is available upon request.

Market for Governmentally Procured Safety and Duty Equipment Industry
MobileSpike operates in the Law Enforcement industry in the field of governmentally procured safety and duty equipment. In the United States 16,869 city, county, state and federal law enforcement agencies represent the current customer base, with approximately 400,000 service vehicles currently active.
MobileSpike believes that demand for the MobileSpike system among these agencies has steadily increased for a number of very important reasons:
1. Current technology has been in use for over 40 years and was designed to combat the problems encountered in the '40s and '50s;
2. Current technology is extremely dangerous and can lead to serious injury or death; and
3. The number of high speed pursuits involving law enforcement personnel has skyrocketed over the past three decades. For perspective, there are currently over 7,000 such pursuits per year, in the state of California alone.

MobileSpike currently has soft orders totaling approximately $300,000.00 waiting to be filled.

Sales and Marketing Strategy
MobileSpike's Chief Executive Officer has over twenty-five years' experience in sales and marketing. MobileSpike's experience has shown that sales of MobileSpike systems comes from three distinct areas:
1. Exposure from industry trade shows;
2. Police specific marketing and training websites; and
3. Word of mouth, from existing and past customers.

MobileSpike intends to use a portion of the net proceeds of this offering to pay for steady and continued exposure at Police and Public Safety trade shows. Management intends that future customers will be exposed at such shows to MobileSpike and given information along with the chance to view the MobileSpike video.
Additionally, MobileSpike intends to increase exposure of MobileSpike through police specific websites and industry publications. We intend to use our sales and marketing team to send direct mailings to decision makers, utilize internet spotlighting on law enforcement websites, attend trade shows, perform live demonstrations, conduct straight sales calls, and generate word of mouth among police officers.
MobileSpike believes that its customers provide a "first contact" opportunity that is as effective as Company efforts in garnering interest among potential new customers.
When customer interest is manifested, MobileSpike typically schedules and performs a live "demo" of the MobileSpike system. This allows law enforcement personnel to see a live vehicle disablement showcasing the ease of deployment, speed, and safety of the MobileSpike system. Prospective customers are also given an opportunity to ride along in the MobileSpike vehicle to allow a firsthand demonstration of the safety and speed of MobileSpike. Following the typical demonstration, MobileSpike uses both PoliceGrantsHelp and the Landslide CRM to manage the sales process and close the sale.
Customer acquisition is accomplished by a number of diverse methods:
First, interest will be generated by online videos which then lead to a live demonstrations and sales;

Secondly, we plan to seed product done much the same way US Highways were seeded;

Third, we intend to utilize focused advertising;

Fourth, we acquire customers by utilizing straight sales calls and customer referrals; and

Finally, by word of mouth and endorsement of our existing customers.

Advertising Strategies

Advertising strategies in this sector are focused given the relatively narrow niche in which we do business. We have been in contact with representatives from PoliceOne.com for the better part of a year. PoliceOne.com is the industry leader in new gear, gadgets and training for law enforcement on the web. They have over 100,000 new, focused hits on their site per year and up to 10,000 per month under their "Pursuit Management" section, which deals solely with pursuits. We have worked with their representatives to create an advertising campaign that not only spotlights MobileSpike on their Home Page but also features MobileSpike on their "Pursuit" page.

The website will feature MobileSpike videos, pictures, testimonials, and a link to our website and will run in constant rotation with up to five other spotlighted products. It should be noted that for the past twelve months, only one other product has been featured on this site. The Company understands that the MobileSpike system will also be featured in magazines and flyers which are sent monthly to decision makers within Police Departments across the US and Canada.

We also understand that our video will be featured on BluTube, which is the law enforcement equivalent of YouTube. Previously, MobileSpike was the "most watched" video of all time on this channel.

MobileSpike has built relationships with several other local retail and training sites and have received quotes to advertise regionally as well.

Product Fulfillment

As it has no plans to manufacture in house due to the wide variety of components and materials needed, MobileSpike chooses to contract with manufacturers and industry experts to procure the various systems required for a completed MobileSpike system.

The Company has identified subcontract manufacturers for all the various component systems, as well as several companies that specialize in final assembly to specifications provided by MobileSpike. MobileSpike currently contracts with approximately twelve companies each specializing in various materials and systems required for completed MobileSpike systems.

Random quality control is performed at a rate specified by contract prior to shipping. All parts and systems are then shipped to the assembly company where entire systems are packaged and quality checked. Complete MobileSpike systems are shipped to MobileSpike for fulfillment. Minimum inventory requirements are carried at the MobileSpike facility.

Facilities

As soon as feasible, the Company intends to lease a facility in Longview, Washington consisting of warehouse, quality test and quality control facilities, administrative office space, and shipping/receiving area.

Services

The services MobileSpike provides are limited to the training of Law Enforcement personnel post sale. An eight-hour course, written and directed by our Training staff, is administered after delivery and installation of MobileSpike units. This service is provided free of charge and, in cases of smaller orders, training is either done by a qualified individual in close proximity to the purchasing agency or done in Shelton Washington at the Washington State Patrol Training Academy.

It is intended that a full time training officer will be hired as soon as necessary. An annual salary of approximately $50,000 will be paid to this employee. Prior to this hire, MobileSpike plans for a "per training" fee to be paid in order to conserve cash. Additionally, a travel, lodging and meals allowance is provided for averaging $1,000 per training. Given the strategic planning required on this matter, our goal is to pass the entirety of future training to agencies already performing "Drive" training in the various regions across the US and Canada.

Additionally, training is only necessary upon the first sale to an agency.

These costs are the primary reason for the ten-unit minimum in order to receive a price break.

Business Goal

The primary goal of MobileSpike is to generate at least $3,000,000 in annual revenue within three years. As pursuits continue to rise the public outcry for a safer and faster alternative will rise as well. It is our intention to use safety benefits and public best interest to replace the current pursuit stopping technology with our product.

Internet Strategy

As a matter of course, governmental agencies do not typically make large purchases via the Internet. Therefore, the Internet strategy is to drive interest as previously explained rather than to be a virtual storefront.

MobileSpike' website, www.mobilespike.com, is intended to act as a portal for the purchase of replacement parts in the near future. Presently, mobilespike.com acts as a point of first contact, a product education portal, and a means by which one can contact MobileSpike for any reason the customer sees fit.

Intellectual Properties as Used in Business

MobileSpike possesses two issued utility patents covering the entire MobileSpike system and a supplemental patent covering the spike strip.

The first is assigned #7573379

Titled: Mobile, retractile, lateral deploying vehicle disablement system.

The second is assigned #8154396

Titled: Vehicle disablement system

Trademarks

Company intends to apply to the United States Patent and Trademark Office for federal trademark registration for the marks MobileSpike and MobileSpike Technologies.

Customer Service

Administrative staff will initially field calls and either place orders for replacement parts or forward calls to sales staff to deal with any challenges. Additionally, mobilespike.com will add a customer service feature upon launch.

Competition

Three companies are well established within this equipment/training niche.

The largest of these companies "StopTech Ltd" is very well established and has been in the pursuit management industry for decades. Since 1993, StopTech Ltd has sold over 250,000 "Stop Sticks" worldwide. It has offered a "free replacement" policy that precludes it from having significant repeat sales to a given customer.

Other companies include Stinger Spike and Mobile Deployment Systems. These two companies provide equipment suitable for the largest of vehicles and a system by which "Stop Sticks" can be launched in to the roadway from a moving vehicle.

We estimate that "StopTech Ltd" has approximately 90% of the business worldwide.

Employees

The Company's current employees are accruing salary at this time. Upon conclusion of the offering the Company anticipates that it will have the following employment positions with the following annual salaries.

Chief Executive Officer	$70,000
Sales Manager	$70,000
Director of Training	$50,000
Fulfillment (hourly part time or salary on call)	$38,000
Administration	$32,000

Strategy for Shareholder Exit

MobileSpike anticipates that there will be a liquidity event for shareholders within five to seven years. The most likely of such events will be a strategic sale of the Company's assets or equity to a larger company that is in the industry or has an interest in the industry, a reorganization or a public transaction that would result in the Company's equity being traded on a public market. Of course, there can be no assurance that any of the foregoing will happen or that if any occur, it will occur within the time frames set forth.

MANAGEMENT

MobileSpike' Board of Directors consists of three members to provide strategic management and guidance for the Company. Directors will be elected annually by the shareholders of MobileSpike. The Company's executive officers are appointed by and serve at the pleasure of the Board and provide day-to-day management of the Company. The Company's executive officers and directors are as follows along with certain information about each:

Name	Age	Position(s)
Michael Moormeier	**48**	CEO, Chairman of the Board of Directors
Todd O'Halloran	**50**	Chief Financial Officer; Secretary; Director
Ray Moss	**56**	Vice President, Director of Training; Director

Biographical Information
Michael Moormeier

Mr. Moormeier has built and led several national sales groups and has been a business owner for 27 years.

Mr. Moormeier is a co-founder of MobileSpike. Since 2007, he has served in a host of differing roles with the Company.

Mr. Moormeier served as national sales manager for Market America from 1992 to 2005. In that role, he assembled and managed a sales force of hundreds in thirteen states across the country.

Mr. Moormeier received an Associates' degree in Applied Sciences from Community College of the

Air Force in 1989.

Raymond Moss:
Mr. Moss has served as the Director of Training of the Company since 2007. He was a Washington State Trooper from1984 to 2009 with the Washington State Patrol. As a State Trooper, Mr. Moss served in various capacities, including, Traffic Law Enforcement, Governor's mansion Security, Motorcycle Training Officer and Dignitary Security.
He served as Vice President of the Washington State Patrol Troopers Association
from 2005 through 2009.

Todd O'Halloran
Mr. O'Halloran is a co-founder of the Company and has served as the Company's primary engineer with respect to all aspects of the MobileSpike technology. Mr. O'Halloran also serves as the Company's head of Product Fulfillment and lead for product related Customer Service issues. Christenson Electric 1997-Present. Mr. O'Halloran has worked for Christenson Electric as a journeyman electrician, project foreman, and Supervisor since 1997. He has taken courses in the Portland State University Engineering program.

Director Compensation
The Company expects to compensate non-operative directors as shall be determined by the Board of Directors with appropriate comparison to industry standards. Directors will be reimbursed for travel and other expenses incurred attending meetings or attending to any other business on behalf of the Company. To date, directors have not received cash compensation for serving on our Board of Directors. Directors will be eligible for and may participate in the Company's 2016 Omnibus Incentive Plan and other Company compensation plans.

Executive Compensation
As of the date of this Offering, no executive officer has received, or is receiving, cash compensation in the form of salaries. Executive Officers do receive draws against future income or dividends. It is anticipated that, as soon as practicable after completion of this Offering, the Company will negotiate and enter into employment contracts with the Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer. Such employment contracts will provide for annual cash compensation not to exceed $70,000 per year (exclusive of bonuses or benefits) for each of them. Prior to the Offering, the Company established its 2016 Omnibus Incentive Plan, which incorporates a Nonequity Incentive Compensation Plan ("Compensation Plan"). The Compensation Plan is administered by our Board of Directors. Pursuant to the Compensation Plan, our Board of Directors will establish a Bonus Pool that will generally not exceed 10% of our earnings before interest and taxes during designated performance periods. The Board of Directors may determine eligible participants from among officers, employees, consultants and others and award cash bonuses to such eligible persons from the Bonus Pool. Amounts, designated performance periods, performance goals and standards and other terms of any bonuses awarded pursuant to the Compensation Plan will be determined by and are fully within the discretion of the Board of Directors.

Limitation of Liability and Indemnification
The General Corporation Law of Delaware authorizes a corporation to indemnify directors, officers, employees, or agents for actions taken with respect to the corporation in their respective capacities as directors, officers, employees, or agents. Indemnification may be provided to an officer, director, employee, or agent based upon the determination by a vote of the disinterested Board of Directors, by a

vote by a special committee of the Board of Directors, by the determination of a special legal counsel, or by a vote of the shareholders that the director, officer, employee, or agent may be indemnified under the statute. Our certificate of incorporation eliminates, to the fullest extent permitted by Nevada law, liability of directors to the Company or to our shareholders for monetary damages for their conduct as a director. It is the policy of the Company to enter into Indemnity Agreements with each of our officers and directors. We currently have such agreements with each officer and director of the Company. We believe that these limitation and indemnification provisions may enhance our ability to attract and retain qualified individuals to serve as directors and officers. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief may remain available. In addition, a director is not relieved of his or her responsibilities under other potentially applicable laws, including the federal securities laws. There is no pending litigation or proceeding against or involving a director, officer, or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or preceding that may result in a claim for indemnification by any director, officer or agent of the Company.

Advisory Board
MobileSpike has adopted an Advisory Board Charter and has authorized creation of an Advisory Board. The Advisory Board Charter allows our Board of directors to appoint up to seven members to our Advisory Board. Members of the Advisory Board will receive compensation in the form of equity awards or options from our 2016 Omnibus Incentive Plan and may receive cash compensation based upon their time spent on Advisory Board matters. The Advisory Board members will be reimbursed by the Company for their reasonable expenses incurred on Advisory Board matters. Our Board of Directors is in the process of evaluating prospective members for appointment to the Advisory Board.

Obligations to Executive Officers
The Company's officers have foregone compensation for work performed for the Company since 2011. Approximately five percent of the net proceeds of this offering may be used to reduce existing Company prior debt, including amounts owed to officers for accrued, but unpaid, compensation. The balance of Company debt will be paid from future operations.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1)   *Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future investments.*

MobileSpike, Inc. was organized on July 26, 2007. It was merged into MobileSpike on May 7, 2016. After starting to develop its business, MobileSpike, Inc. was in a state of dormancy for approximately four years, due, in part, to the economic downturn that began in 2008 and appears to now be dissipating. As a result of its history, MobileSpike should be considered by investors to be an early stage company. As an early stage company, MobileSpike is subject to all of the risks that are attendant to any recently formed business and should be considered as a startup business with significant risk. Because of MobileSpike' short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that MobileSpike will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficultly recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future, some of which may be beyond its control. If MobileSpike is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that MobileSpike' business model and plans will be successful or that MobileSpike will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies such as MobileSpike to continue as a going concern. The factors considered in this assessment include our lack of operating history and lack of current revenues, and our need to attract significant working capital and investment funding in order to meet our business objectives. These substantial risks could impair our reputation, damage the brand, and negatively impact operating revenues.

(2)   *The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis.*

The Company has limited working capital and there may not be sufficient financial resources available to carry out planned MobileSpike operations. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur. There can be no assurance that the Company will sell the maximum number of Shares offered in this private placement, or that our capital needs and operations will not require additional capital greater than or sooner than currently anticipated. If MobileSpike is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future investments, development or rate of growth; limit MobileSpike' ability to take advantage of future opportunities; negatively affect its ability to implement its business and investment strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

(3)   *MobileSpike may incur significant losses and there can be no assurance that MobileSpike will ever become a profitable business.*

It is anticipated that MobileSpike will initially sustain operating losses. Its ability to become profitable depends on success in marketing our products and making profits and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in the investment of capital and resources may impact whether the Company is successful. Furthermore, MobileSpike may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that MobileSpike will ever become profitable. If MobileSpike sustains losses over an extended period of time, it may be unable to continue in business.

(4)   *We are subject to government regulations.*

Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

(5)   *Our future revenue and operating results are unpredictable and may fluctuate significantly.*

It is difficult to accurately forecast MobileSpike revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: MobileSpike' ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. MobileSpike' operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

(6)   *The nature of the Company's business strategy is high-risk.*

Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

(7)   *The Company may encounter great difficulty or even a complete inability to develop and make suitable products.*

An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

(8)   *MobileSpike may not be able to create and maintain a competitive advantage.*

The potential markets for technical products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products, the introduction of new services and products, and changing customer demands. The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on MobileSpike' financial condition, operating results and cash flow.

(9)   *Our aggressive growth strategy may not be achievable.*

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For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

(10) *MobileSpike may be unable to attract and retain qualified employees or key personnel.*

MobileSpike' future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, MobileSpike plans to secure key person life insurance when such coverage is deemed financially prudent. Also, MobileSpike' future success may further depend on MobileSpike' ability to attract and retain additional key personnel and third party contractual relationships. If MobileSpike is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

(11) *MobileSpike does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.*

The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until new products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

(12) *We will have broad discretion on how the net proceeds of this private placement are utilized.*

The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

(13) *We anticipate substantial competition.*

We are aware of three companies that are well established within our industry. The largest of these companies is "StopTech Ltd." StopTech has been in the pursuit management industry for decades and has approximately 90% of worldwide sales. The other two identified competitors are Stinger Spike and Mobile Deployment Systems. These entities are larger and have greater financial, managerial and other resources than we do. We believe that we will be able to compete with these entities primarily on the basis of our products, our small team, hands-on approach, the experience and contacts of our management and our responsive and efficient decision-making processes.

(14) *We will present only unaudited financial statements, which may not be reliable.*

In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering

Statement has not been audited, certified, or reviewed.

(15)   *Our pro forma financial statements rely on assumptions that may not prove accurate.*

Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

(16)   *Investors may suffer potential loss on dissolution and termination.*

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

(17)   *Actual results may vary from any projection we present.*

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

(18)   *Our operating costs are unpredictable.*

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for MobileSpike or any of our products would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

(19)   *We may not be able to protect our intellectual property.*

We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

(20)   *Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.*

Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

(21) *We may not have adequate insurance.*

Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

(22) *Management may have significant conflicts of interest.*

Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

(23) *We have indebtedness to officers.*

The Company has a compensation accrual obligation of $260,500 to Messrs. Moormeier and O'Halloran, who are executive officers of MobileSpike. The Company intends to use a portion of the net proceeds of this offering to pay a portion of the obligation. The proceeds used to repay this obligation will not be available to the Company for other purposes, including making new or additional investments.

(24) *Conflicts of interest may result due to affiliates of management providing services to the Company.*

The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

(25) *There is significant risk associated with the Company's indemnification of affiliated parties.*

Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Delaware law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

(26) *Certain future relationships have not been established.*

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

(27) *Key Employees do not have Employment Agreements.*

As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

(28) *The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value.*

The purchase price of the Shares has been arbitrarily determined and is not the result of arm's-length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

(29) *The persons acquiring shares in this offering will experience substantial and immediate dilution.*

After giving effect to the sale of the Shares included in this Offering of Shares, the Company's existing shareholders will experience an immediate increase in net tangible book value per share, and purchasers of the Shares will experience immediate substantial dilution in net tangible book value per share.

(30) *This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption.*

This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

(31) *There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business.*

Currently, there is no public or other trading market for the Shares, and there can be no assurance that MobileSpike will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

(32) *Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.*

Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement.

(33) *Shares are subordinate equity interests.*

The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

(34) *The shares are unlikely to be able to be pledged as collateral.*

The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

(35) *You will not have the benefit of review of this Offering Statement by the SEC or any other agency.*

Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9.   What is the purpose of this offering?

To fund development of the second generation MobileSpike as requested by our previous customers. To Fund the purchase of inventory, and to fund operations as set forth in Question 7 above.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$50,000	$1,000,000
Less: Offering Expenses	$3,750	$75,000
(A) FlashFunders Success Fee (5%)	$2,500	$50,000
(B) FlashFunders Transactional Fee (≈2.5%)	$1,250	$25,000
(C)		
Net Proceeds	$46,250	$925,000
Use of Net Proceeds		
(A) Development	$46,250	$270,000
(B) Inventory	$0	$200,000
(C) Operations	$0	$455,000
Total Use of Net Proceeds	$46,250	$925,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. How will the issuer complete the transaction and deliver securities to the investors?

The transaction between the issuer and the investor will be completed through the FlashFunders, Inc. online platform, located at www.flashfunders.com. FlashFunders Securities, LLC will serve as the intermediary.

The Flash CF Preferred Stock (the "Flash CF") will be issued as uncertificated securities and will be held in book-entry format. Accordingly, no stock certificates representing the Flash CF will be issued and such stock certificates will not be available for physical delivery. Flash CF records will be centralized and recorded electronically in a system managed by the issuer's transfer agent.

12. How can an investor cancel an investment commitment?

Investors can voluntarily cancel an investment commitment any time up to the cancellation deadline, which occurs at 5:00 p.m. Los Angeles time, 48 hours prior to the Offering Deadline (which is at 5:00 p.m. Los Angeles time on the date listed in the Form C).

Cancellation instructions can be found in the FlashFunders investor dashboard. Investors may cancel their investment commitment by sending an email to cancel@flashfunders.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by FlashFunders with further information.

If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing
If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts and early closing, investors shall receive notice of such early closing as well as the new closing date ("Early Closing Date"). Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.

Material Changes
If there is a material change to the terms of the Offering or to the information provided by the issuer in connection therewith, FlashFunders will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and FlashFunders will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings
If the company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and FlashFunders will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a

material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

See the Reg CF Preferred Stock Term Sheet attached.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

If Yes, Explain:

Included below is a brief summary of terms related to Flash CF securities. For more complete information, please see Flash CF Preferred investment documents attached.

Investors' Rights Agreement

Voting Rights
Except as otherwise expressly provided in the Company's Amended and Restated Certificate of Incorporation or as required under the General Corporation Law of the State of Delaware, the Flash CF Preferred shall have no voting rights.

Right of First Refusal
In connection with any Investor's proposed transfer of any of Investor's Flash CF Preferred or Conversion Shares (subject to limited exceptions), such Investor must notify the Company and the Company will have a right of first refusal to purchase any or all of the shares on the same terms and conditions as the proposed transfer. The Company's right of first refusal will be assignable at the discretion of the Company's Board of Directors.

Restricted Securities
The Flash CF Preferred and any Conversion Shares will be "restricted securities" for purposes of federal and state securities laws, and (in addition the restrictions set forth above and in the definitive documents) may only be transferred pursuant to an effective registration or valid exemption from registration. In addition to the restrictions on Regulation Crowdfunding included below, no Investor may transfer all or any portion of the Flash CF Preferred or any Conversion Shares for one year after the date that such Investor purchased such shares of Flash CF Preferred unless such shares are transferred: (a) without consideration to certain of such Investor's family members, to a trust controlled by such Investor or to a trust created for the benefit of such Investor or certain of such Investor's family members; (b) to persons or entities that are confirmed by FlashFunders as "accredited investors" (as defined in Rule 501 promulgated under the Securities Act); (c) to the Company; or (d) as part of an offering registered with the Securities and Exchange Commission.

Drag-Along Rights
Each Investor will agree to vote such Investor's shares of Flash CF Preferred and Common Stock issued upon conversion of the Flash CF Preferred ("Conversion Shares") in favor of any of the following transactions which is approved by the Company's Board of Directors and the holders of a majority of the outstanding voting shares of the Company (voting on as-converted basis):
  (a) a Deemed Liquidation which either (i) results in gross proceeds to the holders of Preferred Stock equal to at least 3 times the Purchase Price or (ii) is approved by holders of a majority of Preferred Stock (voting together as a single class on an as-converted basis), so long as in either case the liability of such Investor in such transaction is several (and not joint), is limited to the proceeds received by the such Investor, and does not exceed such Investor's pro rata portion of any claim and the consideration to be paid to the

21

stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Restated Certificate; or

(b) any bona fide equity financing transaction in which the effective price per share is at least 3 times the Purchase Price.

Amended & Restated Certificate of Incorporation

Conversion into Common Stock

Flash CF Preferred shall have no optional conversion rights at the election of the holder into fully paid, non-assessable shares of Common Stock.

Flash CF Preferred shall only convert into Common Stock through Automatic Conversion as prescribed in the Amended & Restated Certificate of incorporation, upon (a) the closing of a firmly underwritten public offering of Common Stock or (b) the election or consent of the holders of a majority of the then outstanding shares of the Preferred Stock (voting together as a single class on an as-converted basis). The conversion rate will initially be 1:1, subject to customary adjustments.

16.   How may the terms of the securities being offered be modified?

Included below is a brief summary of terms related to Flash CF securities. For more complete information, please see Flash CF Preferred investment documents attached.

Investors' Rights Agreement

Except as expressly provided within the Investors' Rights Agreement ("IRA"), neither the IRA nor any term may be amended, waived, discharged or terminated other than by a written instrument referencing the IRA and signed by (i) the Company, (ii) the FlashSeed Investors (if any) holding a majority of the Common Stock issued or issuable upon conversion of the shares of FlashSeed Preferred issued pursuant to the Purchase Agreements, and (iii) the Flash CF Investors (if any) holding a majority of the Common Stock issued or issuable upon conversion of the shares of Flash CF Preferred issued pursuant to the Purchase Agreements. Any such amendment, waiver, discharge or termination effected in accordance with the IRA shall be binding upon each Investor and each future holder of all such securities of Investor. Each Investor acknowledges that by the operation of Section 6(a) of the IRA, the Majority Holders will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

Irrevocable Proxy and Power of Attorney

Each Investor hereby constitutes and appoints as the proxy of such Investor and hereby grants a power of attorney to the President of the Company with full power of substitution, with respect to the matters set forth in the IRA, and authorizes the President of the Company to represent and vote, if and only if such Investor (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the IRA, all of such Investor's Holder Shares in favor of the matters set forth herein, or to take any action necessary to effect the matters set forth in the IRA. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Investors in connection with the transactions contemplated by the IRA and, as such, each is coupled with an interest and shall be irrevocable unless and until the IRA terminates. Each Investor revokes any and all previous proxies or powers of attorney with respect to the Holder Shares and shall not hereafter, unless and until the IRA terminates, purport to grant any other proxy or power of attorney with respect to any of the Holder Shares, deposit any of the Holder Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Holder Shares, in each case, with respect to any of the matters set forth herein.

Flash CF Preferred Stock Purchase Agreement

The Flash CF Preferred Stock Purchase Agreements may only be amended or modified, and obligations of the Company and rights of Investors under the Flash CF Preferred Stock Purchase Agreement may be waived or terminated, only with written consent of both parties.

Amended & Restated Certificate of Incorporation

Except as otherwise expressly provided in the Company's Amended and Restated Certificate of Incorporation or as required under the General Corporation Law of the State of Delaware, Flash CF Preferred holders shall vote together with FlashSeed Preferred and Common Stock holders and not as a separate class.

Except as otherwise expressly provided in the Company's Amended and Restated Certificate of Incorporation or as required under the General Corporation Law of the State of Delaware, the Flash CF Preferred shall have no voting rights.

Except as otherwise required by law, Common Stock holders shall not be entitled to vote on any amendment to the Company's Amended and Restated Certificate of Incorporation that relates solely to the terms of the outstanding Flash CF Preferred Stock if the holders of Flash CF Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Amended and Restated Certificate of Incorporation or as required under the General Corporation Law of the State of Delaware

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are   transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange   Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights (Yes / No)	Other Material Rights (Yes / No)	If Yes to Other, Please Specify
Preferred Stock (list in order of preference)					
	30,000,000	0	N/A	N/A	See note below
Common Stock	200,000,000	8,706,666	Yes	N0	
Debt Securities	0	0	N/A	N/A	
Other	0	0	N/A	N/A	

Class of Security	Securities Reserved for Issuance upon Conversion
Warrants	0
Options	See 2015 Omnibus Incentive Plan, Below
Other Rights	0

Note: See "Other Authorized Securities – Preferred Stock" Below

DESCRIPTION OF SECURITIES OF THE COMPANY

The Company was formed under the General Corporation Law of the State of Delaware on March 31, 2016 and has authorized capital stock consisting of 200,000,000 shares of $0.0001 par value common stock and 30,000,000 shares of $0.0001 par value preferred stock. As of the commencement of the Offering, there were outstanding 8,706,666 Shares held by existing shareholders, and no outstanding shares of Preferred Stock.

Common Stock

The holders of common stock are entitled to one vote for each Share held of record on all matters submitted to a vote of the shareholders. Subject to rights and preferences that may be applicable to any future outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends as may be declared by the Board of

Directors out of legally available funds.

In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding Shares of common stock are, and all Shares of common stock to be outstanding upon the closing of this Offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of holders of shares of any series of preferred stock that the Board of Directors may designate and issue in the future.

Other Authorized Securities - Preferred Stock
MobileSpike is authorized to issue up to 30,000,000 shares of preferred stock and our Board is authorized to designate and issue one or more classes or series of preferred stock without shareholder approval. Our Board is authorized to determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to the common stock. Any issuance of preferred stock could have the effect of delaying or preventing a change in control.

Shareholders' Agreement
All purchasers of the Shares in this Offering will be required to execute the Company's Amended and Restated Shareholders' Agreement adopted on April 12, 2016 ("Shareholders' Agreement"). A copy of the Shareholders' Agreement is available from the Company upon request. A joinder to the Shareholders' Agreement is incorporated into the Subscription Agreement. The Shareholders' Agreement places additional restrictions on the ability of a shareholder to transfer the Shares to third parties. In most instances, the Shareholders' Agreement requires a shareholder to offer the Shares that such shareholder desires to transfer, first to the Company and then to the Company's other shareholders, before the Shares can be transferred by the transferring shareholder to a third party. Prospective investors are strongly urged to carefully review the Shareholders' Agreement prior to making a purchase of the Shares.

2016 Omnibus Incentive Plan
The Board of Directors has adopted and our shareholders have approved the 2016 Omnibus Incentive Plan on April 12, 2016 (the "2016 Plan"). A copy of the 2016 Plan is available to any prospective investor upon written request to the Company.

The purpose of the 2016 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire an equity interest in the Company and to align their interests and efforts to the long-term interests of our shareholders.

The Board of Directors is authorized to administer the 2016 Plan. Pursuant to the 2016 Plan, the Board of Directors may delegate administration of the 2016 Plan, or certain other actions or determinations with respect to the 2016 Plan, to committees authorized by our Board or to one or more senior executive officers.

Awards may be granted under the 2016 Plan to employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and those of our subsidiaries and other related companies.

The 2016 Plan authorizes the issuance of up to 15,000,000 shares of our common stock. The number of shares authorized under the 2016 Plan may be increased each year, as approved by the Board of Directors, in accordance with the terms of the 2016 Plan. The number of shares remaining authorized and available under the 2016 Plan is currently 15,000,000.

Awards granted on assumption of or in substitution for previously granted awards by an acquired company will not reduce the number of shares authorized for issuance under the 2016 Plan.

If any change in our stock occurs by reason of a stock dividend, stock split, spin-off, recapitalization, merger, consolidation, statutory share exchange, combination or exchange of shares, distribution to shareholders other than a normal cash dividend or other change in our corporate or capital structure, the Board of Directors will make proportional adjustments to the maximum number and kind of securities (a) available for issuance under the 2016 Plan, (b) issuable as incentive stock options and (c) subject to any outstanding award, including the per share price of such securities.

The Board of Directors are permitted to amend the 2016 Plan or any outstanding award thereunder. Amendment of an outstanding award generally may not materially adversely affect a participant's rights under the award without the participant's consent, subject to certain exceptions to be set forth in the 2016 Plan.

The Board of Directors may suspend or terminate all or any portion of the 2016 Plan at any time, but in such event, outstanding awards will remain outstanding in accordance with their existing terms and conditions and the 2016 Plan's terms and conditions. Unless sooner terminated, the 2016 Plan will terminate on its tenth anniversary in 2026.

DIVIDEND POLICY

No dividends have ever been paid on the Company's common shares and the Company does not currently anticipate paying any cash dividends on the common shares. Any future dividend policies or declarations will be determined by the Board of Directors of the Company in light of prevailing financial conditions, earnings, if any, as well as other relevant factors.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

See "Other Authorized Securities – Preferred Stock" above.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

If Yes, Explain:

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Principal shareholders can control the outcome of the vote on any matter presented to the shareholders requiring majority consent.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Price of securities offered by the issuer have been arbitrarily determined and is not the result of arm's-length negotiations. It bears no relationship to any established criteria of value such as book value, earnings per share, past earnings or current market value of the issuer.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

A majority of holders of the combined FlashSeed and Flash CF Preferred Stock shall have the right and power to diminish or eliminate all rights of such investors under the Investors Rights Agreement.

For further details, please see the attached investment documents.

23.   What are the risks to purchasers associated with corporate actions including:
- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See "Risk Factors," above.

24. Describe the material terms of any indebtedness of the issuer:

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Accrued Comp to Officers	$260,500	N/A%	N/A	N/A
Accounts payable	$25,963	0%	N/A	Payable $600 per month
	$	%		

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
Aug 5 2014- May 1, 2016	Section 4(a)2	Common stock	$32,200	Working Capital
May 7th 2016	Rule 145(a)(2)	Common Stock	Stock for Stock Merger (Type F reorg.)	N/A
			$	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

☐ Yes   ☒ No

If Yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			$
			$
			$
			$

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☒ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We have not yet generated significant revenues. In order for the Company to continue as a going concern and ultimately achieve profitability, we will need to obtain capital from external sources and to generate revenues from future operations.
We intend to raise additional capital through this offering.
There can be no assurances that our operations will become profitable in the future or that external sources of financing will be available at times and at terms acceptable to us, or at all.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:

(a) $100,000 or less:	The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):
	
	  o Total income
	  o Taxable income; and
	  o Total tax;
	
	certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and
	
	Financial statements of the issuer and its predecessors, if any.
		Financial statements must be **certified** by the principal executive officer of the issuer as set forth below.
		
		If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

(b) More than $100,000, but not more than $500,000:	Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

(c) More than $500,000	Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:
		
		  Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report.
		
		If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:
		
		  Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.
		
		  If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1)   the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2)   the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]
[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:
  (i)   Rule 2-01 of Regulation S-X or
  (ii)   the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

31

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings

[Continued on the Next Page]

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No
   If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No
   If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
      (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
      (C) engaging in savings association or credit union activities? ☐ Yes ☒ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No
   If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☒ No

If Yes to any of the above, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☒ No

If Yes to any of the above, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No

If Yes to any of the above, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and

        See attached MobileSpike Business Plan

    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30th
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

www.investinmobilespike.com

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *